Registration Number 333-128658

FORM T-1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

Statement of Eligibility Under
the Trust Indenture Act of 1939 of a Corporation
Designated to Act as Trustee
____________________

Check if an application to determine eligibility of a trustee pursuant to Section 305(b)(2) ____

ZIONS FIRST NATIONAL BANK
(Exact name of trustee as specified in its charter)

87-0189025
(I.R.S. Employer Identification No.)

One South Main, Salt Lake City, Utah	84111
(Address of principal executive offices)	(Zip code)

Zions First National Bank
10 East South Temple, 5th Floor
Salt Lake City, Utah 84133
Attn: Robert A. Goodman    (801) 524-4632
(Name, address and telephone number of agent for service)
__________

NELNET STUDENT LOAN FUNDING, LLC (Exact name of registrant as specified in its charter)	NELNET STUDENT LOAN TRUSTS (Issuer of Notes)
Delaware (State or other jurisdiction of incorporation or organization)	Delaware (State or other jurisdiction of incorporation or organization)
75-2997993 (I.R.S. Employer Identification No.)	51-6572928 (I.R.S. Employer Identification No.)
121 South 13th Street, Suite 201 Lincoln, Nebraska 68508	121 South 13th Street, Suite 201 Lincoln, Nebraska 68508
(Address, including zip code, of Registrant’s principal executive offices)

$10,000,000,000 Student Loan Asset-Backed Notes
(Title of the indenture securities)

Registration Number 333-128658

1.     General Information. Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency, Washington D.C.
Federal Deposit Insurance Corporation, Washington D.C.
The Board of Governors of the Federal Reserve System, Washington D.C.

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

2.     Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

No such affiliation exists with the Trustee, Zions First National Bank.

Item 3 - Item 15 are not applicable because to the best of the Trustee's knowledge the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

16.     List of Exhibits. List below all exhibits filed as a part of this statement of eligibility.

1.	Amended and Restated Articles of Association of Zions First National Bank.(2)

2.	Certificate of Authority of Zions First National Bank to Commence Business.(1)

3.	Authorization of the trustee to exercise corporate trust powers.(1)

4.1.	Bylaws of Zions First National Bank.(1)

4.2.	Amendment to Bylaws of Zions First National Bank.(2)

5.	Not Applicable.

6.	Consents of Zions First National Bank required by Section 321(b) of the Act.(3)

7.	Latest Report of Condition of Zions First National Bank.(3)
_____________

(1)	Incorporated by reference to the exhibit of the same number to the Form T-1 filed with registration statement number 333-08929.
(2)	Incorporated by reference to the exhibit of the same number to the Form T-1 filed with registration statement number 333-118566.
(3)	Attached.

Registration Number 333-128658
SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, Zions First National Bank, a national banking association organized under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Salt Lake City, and State of Utah, on the 7th day of February 2006.

ZIONS FIRST NATIONAL BANK

By:	/s/ Kay B. Hall

Name: Kay B. Hall Title: Chief Financial Officer